UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE

13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission file number: 001-32635

BIRKS & MAYORS INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐  Yes            ☒  No

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

The following document of the Registrant is submitted herewith:

99.1	Press release dated February 13, 2008

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BIRKS & MAYORS INC.
(Registrant)

	By:	/s/ Michael Rabinovitch
Michael Rabinovitch
Date: February 14, 2008		Senior Vice President and Chief Financial Officer

3

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press release dated February 13, 2008

4

EXHIBIT 99.1

Company Contact:
Michael Rabinovitch
SVP & Chief Financial Officer
(954) 590-9000

Investor Contact:
Integrated Corporate Relations
Allison Malkin/Jane Thorn Leeson
(203) 682-8225/ (203) 682-8276

BIRKS & MAYORS REPORTS THIRD QUARTER 2008 RESULTS

Montreal, Quebec. February 13, 2008 /BUSINESS WIRE/ — Birks & Mayors Inc. (the “Company” or “Birks & Mayors”) (AMEX:BMJ), which operates 71 luxury jewelry stores across Canada, Florida and Georgia, reported results for the thirteen and thirty-nine week periods ended December 29, 2007.

For the 13 Weeks Ended December 29, 2007:

•	Net sales increased 6.4% to $122.6 million from $115.3 million in the third quarter of fiscal 2007;

•	Comparable store sales decreased 6%, as compared to a 3% increase in the prior-year’s third quarter;

•	Net income was $12.7 million, or $1.09 per diluted share, as compared to net income of $19.6 million, or $1.65 per diluted share, in the prior-year’s third quarter; and

•	Included in net income were currency translation benefits of approximately $0.8 million or 7 cents per diluted share during the quarter.

For the 39 Weeks Ended December 29, 2007:

•

Net sales increased 4.9% to $250.5 million from $238.9 million in the prior-year period. Excluding the impact of $4.3 million of net sales related to the one extra selling week in the first quarter of the prior year, net sales rose 6.8%;

•	Comparable store sales decreased 1%, as compared to a 4% increase in the prior-year period;

•

Net income was $7.2 million, or $0.61 per diluted share, as compared to net income of $15.0 million, or $1.28 per diluted share, in the prior-year period. It should be noted that the prior year’s results included the benefit of approximately $900,000 of net earnings before income taxes associated with the extra week in the first quarter of fiscal 2007; and

•	Included in net income were currency translation benefits of approximately $0.7 million, or 6 cents per diluted share, for the nine month period.

Thomas A. Andruskevich, President and Chief Executive Officer commented, “Our third quarter results reflected the impact of disappointing holiday sales that were reported last month. However, we now know that U.S. retail sales in December 2007 were extremely soft for most retailers, and in particular for the jewelry sector and especially in Florida. We anticipate that the abrupt change in consumer behavior that occurred in our third fiscal quarter and the related pullback in consumer spending in both our Canadian and U.S. markets will continue well into 2008. Therefore, we will adapt our business strategies and plans accordingly.”

Third Quarter Fiscal 2008 Results

Net sales increased 6.4% to $122.6 million compared to $115.3 million in the third quarter of fiscal 2007. Comparable store sales decreased 6%, as compared to a 3% rise in the prior-year period, primarily reflecting a decline in traffic in our Canadian and U.S. markets. The Company believes the traffic decrease in Canada during the quarter was also impacted by the strengthening of the Canadian dollar, which in turn, resulted in a significant number of Canadians travelling and shopping outside of Canada. In the U.S., we believe that a slowing economy and a difficult real estate market, especially in Florida, were key reasons for the decline in traffic. Comparable store sales in the Company’s Canadian and U.S. markets decreased 4% and 7%, respectively, as compared to an increase of 8% and a decrease of 1% for the Company’s Canadian and U.S. markets during the comparable period last year. Comparable store sales are measured on a constant exchange rate basis, which excludes the impact of changes in foreign exchange rate. Net sales growth year-over-year included $8.2 million of higher sales due to the translation of the Company’s Canadian sales at a stronger Canadian exchange rate, additional sales associated with two new Mayors stores and the inclusion of the two Brinkhaus locations acquired in November 2007.

Gross profit was $59.5 million, or 48.5% of net sales, as compared to $57.6 million, or 50.0% of net sales, in the prior-year period. The 150-basis point decline in gross margin was primarily related to the Company’s sales mix in the U.S., which had a higher percentage of sales of timepieces which generate a lower margin than jewelry. It also reflected a decrease in the retail prices of certain products offered in our Canadian stores in order to reduce price disparity with the U.S. market.

Selling, general and administrative expenses (“SG&A”) were $37.3 million, or 30.4% of net sales, as compared to $33.9 million, or 29.4% of net sales, in the third quarter of fiscal 2007. The $3.4 million increase in the third quarter of fiscal 2008 included $1.1 million of higher marketing expenses and the translation of the Company’s Canadian operations at higher rates resulting in approximately $2.6 million of higher expenses, offset by a $1.7 million decrease in compensation and benefits costs. As a percentage of sales, marketing expenses represented the majority of the 100 basis point increase in SG&A for the quarter.

Nine-Month Fiscal 2008 Results

Net sales for the 39-week period ended December 29, 2007 increased 4.9% to $250.5 million from $238.9 million for the 40-week period ended December 30, 2006. Excluding the sales related to the extra selling week in the first quarter of fiscal 2007 of approximately $4.3 million, net sales rose 6.8%. Comparable store sales decreased 1%, as compared to a 4% rise in the prior-year period, driven primarily by traffic declines in both the Canadian and U.S. markets. Comparable store sales in the Company’s Canadian markets were flat while comparable store sales in the Company’s U.S. markets declined 1%. Net sales growth year-over-year included $10.8 million of higher sales due to the translation of the Company’s Canadian sales at a stronger Canadian exchange rate, additional sales associated with two new Mayors stores and the sales associated with the two Brinkhaus locations acquired in November 2007.

Gross profit was $120.0 million, or 47.9% of net sales, as compared to $116.8 million, or 48.9% of net sales in the first nine months of fiscal 2007. The 100-basis point decline in gross margin was related to our sales mix in the U.S., which had a higher percentage of sales of timepieces, which generate a lower margin than jewelry. It also reflected a decrease in the retail selling prices of certain products offered in our Canadian stores in order to reduce price disparity with the U.S. market.

SG&A expenses were $95.9 million, or 38.3% of net sales, as compared to $89.1 million, or 37.3% of net sales, in the prior-year period. The $6.8 million increase in SG&A included approximately $3.9 million of higher expenses due to the impact of changes in foreign exchange rates used to translate the Canadian operating expenses. The increase in SG&A also included $1.9 million of higher marketing expenses, incremental expenses associated with the opening of new stores and higher occupancy costs. These increases were partially offset by a $2.0 million decrease in compensation expenses and $1.0 million of lower expenses associated with having one less week during the current fiscal period. As a percentage of sales, SG&A increased 100 basis points, of which higher marketing expenses accounted for approximately 70 basis points.

Inventory at December 29, 2007 was $194.2 million, increasing $28.8 million over the comparable period last year. Of this increase, $14.6 million represented the effects of translating Canadian inventories into a higher amount of U.S. dollars; $6.1 million related to the addition of two new stores in the U.S.; and $10.2 million related to the addition of two Brinkhaus locations in Canada. Comparable store inventories decreased 1% over the prior year period.

Bank indebtedness at December 29, 2007 increased $18.6 million over the comparable period last year. Of this increase, $14.6 million was due to the translation impact related to the strengthening of the Canadian dollar, as compared to the U.S. currency and $6.0 million was utilized to partially finance the acquisition of Brinkhaus. Net of these amounts, bank indebtedness was $2.0 million lower than in the prior year.

Fiscal 2008 Business Outlook

The Company is maintaining its previously issued guidance for net sales and earnings before taxes for the full year, which reflects the ongoing challenging economic environment. The Company continues to expect full-year net sales to increase in the mid-single-digit range and anticipates achieving positive earnings before taxes for the fiscal 2008 year, however, at a level that will be significantly below the prior fiscal year.

Capital expenditures are currently projected to be approximately $10 million, inclusive of approximately $2 million for two new stores.

The luxury retail market continues to be very competitive and could negatively impact the Company’s results. In addition, factors such as: a challenging economy, a decrease in the general level of consumer confidence and consumer spending, the impact of the strong Canadian currency’s impact on consumer shopping patterns in Canada, tourism and mall traffic, the impact of weakness in the real estate markets, especially in the state of Florida, the volatility of the equity markets and its impact on consumer spending, interest rates, and commodity prices may have an important influence on the realization of the Company’s sales and net income plans for fiscal 2008. Actual results could differ materially from the Company’s projections.

Conference Call Information

A conference call to discuss Third Quarter fiscal 2008 results is scheduled for today, February 13, 2008 at 4:45 p.m. Eastern Standard Time. Investors and analysts in the U.S. and Canada interested in participating in the call are invited to dial (800) 762-8795, or for all other International callers (480) 248-5081 approximately ten minutes prior to the start of the call. The conference call will also be web-cast live at www.birksandmayors.com. A replay of this call will be available until February 20, 2008 and can be accessed by dialing (800) 406-7325 and entering pin number 3842498.

Birks & Mayors is a leading operator of 71 luxury jewelry stores in the United States and Canada. As of December 29, 2007, the Company operated 38 stores (Birks Brand) across most major metropolitan markets in Canada and 31 stores (Mayors Brand) across Florida and Georgia, as well as two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks & Mayors web site, www.birksandmayors.com.

This press release contains certain “forward-looking” statements concerning strategies and the industry in which the Company operates, expectations for continued sales growth, success of the Company’s merchandising, marketing and retail initiatives, continued growth in net income, earnings and improvement in gross margins, and the net sales, gross margins, capital expenditures, and earnings guidance for fiscal 2008. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet its earnings estimates. These risks and uncertainties include, but are not limited to, rising interest rates, the impact of hurricanes on our business in the U.S., tourism and mall traffic, the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets, consumer confidence, increases in commodity prices, the Company’s ability to maintain sales growth throughout the remainder of the fiscal year, the ability of the Company to maintain strong growth in net income, the Company’s ability to keep costs low, the Company’s ability to implement its business strategy, the Company’s ability to maintain relationships with its primary vendors, the Company’s ability to limit its exposure to currency exchange risk and fluctuations in the availability and prices of the Company’s merchandise, the Company’s ability to compete with other jewelers, the success of the Company’s marketing initiatives, the Company’s ability to have a successful customer service program, and the Company’s ability to attract and retain its key personnel. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 18, 2007 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Thirteen Weeks Ended December 29, 2007	Thirteen Weeks Ended December 30, 2006
Net sales	$122,614	$115,291
Cost of sales	63,155	57,670

Gross profit	59,459	57,621

Selling, general and administrative expenses	37,259	33,918
Depreciation and amortization	1,770	1,422

Total operating expenses	39,029	35,340

Operating income	20,430	22,281

Interest and other financial costs	3,102	2,574

Income before income taxes	17,328	19,707
Income taxes	4,636	155

Net income	$12,692	$19,552

Weighted average shares outstanding:
Basic	11,266	11,210
Diluted	11,621	11,829

Net income per common share:
Basic	$1.13	$1.74
Diluted	$1.09	$1.65

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS – UNAUDITED

(In thousands, except per share amounts)

	Thirty-Nine Weeks Ended December 29, 2007	Forty Weeks Ended December 30, 2006
Net sales	$250,511	$238,912
Cost of sales	130,541	122,073

Gross profit	119,970	116,839

Selling, general and administrative expenses	95,883	89,127
Depreciation and amortization	5,114	4,968

Total operating expenses	100,997	94,095

Operating income	18,973	22,744

Interest and other financial costs	8,108	7,547

Income before income taxes	10,865	15,197
Income taxes	3,680	155

Net income	$7,185	$15,042

Weighted average shares outstanding:
Basic	11,258	11,209
Diluted	11,783	11,754

Net income per common share:
Basic	$0.64	$1.34
Diluted	$0.61	$1.28

BIRKS & MAYORS INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET – UNAUDITED

(In thousands)

	December 29, 2007	December 30, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$3,726	$3,087
Accounts receivable	13,598	14,848
Inventories	194,187	165,426
Other current assets	5,335	4,918

Total current assets	216,846	188,279

Property and equipment	40,519	33,931
Goodwill and other intangible assets	29,496	30,090
Other assets	6,189	3,258

Total non-current assets	76,204	67,279

Total assets	$293,050	$255,558

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Bank indebtedness	$102,306	$83,684
Accounts payable	54,657	52,281
Accrued liabilities	14,292	14,443
Current portion of long-term debt	3,216	1,714

Total current liabilities	174,471	152,122

Long-term debt	25,812	16,516
Other long-term liabilities	3,826	3,441

Total long-term liabilities	29,638	19,957

Stockholders’ Equity:
Common stock	60,746	60,455
Additional paid-in capital	15,689	16,038
Retained earnings	13,362	8,095
Accumulated other comprehensive loss	(856)	(1,109)

Total stockholders’ equity	88,941	83,479

Total liabilities and stockholders’ equity	$293,050	$255,558